

Mail Stop 3561

September 30, 2015

August Petrov
Chief Executive Officer
AP Event Inc.
Husovo namesti 7
Okres Praha - Zapad
Czech Republic 25301

      Re: **AP Event Inc.**
            Registration Statement on Form S-1
            Filed September 3, 2015
            File No. 333-206745

Dear Mr. Petrov:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act. We note that you have minimal assets, no revenues to date and appear to have no or nominal operations. Please disclose that you are a shell company and caution investors as to the highly illiquid nature of an

investment in the company's shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Prospectus Summary, page 3

3. We note your disclosure on the cover page that your auditor has issued a going concern opinion and your disclosure here that you do not currently have any arrangements for additional financing. Please revise to disclose your cash on hand as of the most recent practicable date, your monthly post-offering "burn rate" and the month you will run out of funds without additional capital. Please also update your cash on hand with any subsequent amendment, as applicable.

Risk Factors, page 5

Risks Related to Our Business, page 5

We are in a competitive market, page 7

4. Please also briefly address that travelers are able to plan and book their own trips, without using a travel agency.

Because our sole officer and director will own, page 8

5. Please also include the risk that your sole officer and director may be able to influence the authorization of additional stock, if applicable.

Management's Discussion and Analysis, page 14

Plan of Operation, page 16

Office, page 16

6. Please clarify what you mean by being able to purchase additional equipment with "advanced features" or more "advanced equipment." Please briefly explain the advanced features that you anticipate this equipment will have.

Salesperson, page 17

7. We note the disclosure relating to hiring a salesperson during the time frame of 6 to 12 months. Please clarify what is meant by the range of $10,000 to $30,000 for a salesperson. For instance, explain if you will hire more people if you raise the full

amount or if you anticipate that one person may work less hours if the full amount is not raised.

Description of Business, page 19

8. Please briefly explain what you have done so far in regards to getting your business started and the time frames involved for what you have done so far. In this regard, we note your disclosure in the Management's Discussion and Analysis section on page 18 that you have recently started operations. Please reconcile this with your disclosure on the cover page that you "do not have sufficient capital to commence operations." Please clarify throughout as to what stage of operations the company is.

9. We note your disclosure that your goal is to arrange tours for European citizens around Europe. Please clarify if you have selected a city or region to begin your sales. If not, please make that clear.

10. We note your reference on page 20 to "the price of transfer." Please revise to explain what this term means, as this will help investors determine how you expect to generate profit.

Revenue, page 21

11. Please revise this section to describe in greater detail how you will generate revenues. For example, disclose whether you have determined a premium you expect to charge over the fixed costs of your tickets.

Plan of Distribution, page 26

12. Please explain to us why you have included the conditions of both paragraphs (a)(4)(ii) and (a)(4)(iii) of Rule 3a4-1 under the Exchange Act of 1934.

Item 16. Exhibits, page II-2

13. Please file the subscription agreement for the offering as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Gilmore at (202) 551-3536 or Claire Erlanger at (202) 551-3537 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Joseph L. Pittera
        Law Offices of Joseph L. Pittera